UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FIRST-QUARTER 2013 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales reached Ps.15,519.5 million and Operating Segment Income reached Ps. 5,675.9 million

➢	Royalties from Univision increased 7.2% to US$57.3 million, a record for a first-quarter

➢	Strong net additions in Sky during the quarter, reaching 5.4 million subscribers

➢	Strong growth in voice and data RGUs in our cable operations of 14.8% and 21.4% respectively

Consolidated Results

Mexico City, D.F., April 25, 2013—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2013. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2013 and 2012, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2013 with 2012:

	1Q’13	Margin %	1Q’12	Margin %	Change %
Net sales	15,519.5	100.0	15,156.6	100.0	2.4
Operating segment income	5,675.9	35.9	5,639.1	36.5	0.7
Net income	1,533.2	9.9	1,954.7	12.9	(21.6)
Net income attributable to stockholders of the Company	1,069.7	6.9	1,505.9	9.9	(29.0)

Net sales increased 2.4% to Ps.15,519.5 million in first-quarter 2013 compared with Ps.15,156.6 million in first-quarter 2012. This increase was mainly attributable to revenue growth in Cable and Telecom, and Sky segments, partially compensated by a decrease in Content net sales. Operating segment income increased 0.7%, reaching Ps.5,675.9 million with a margin of 35.9%.

Net income attributable to stockholders of the Company decreased to Ps.1,069.7 million in  first-quarter 2013 compared with Ps.1,505.9 million in first-quarter 2012. The net decrease of Ps.436.2 million reflected primarily i) a Ps.265.7 million decrease in income before other income (expense), net, mainly as the result of an increase in depreciation and amortization expenses; ii) a Ps.263.3 million increase in finance expense, net, reflecting a smaller appreciation of the peso during first-quarter 2013 when compared with the appreciation of the peso in first-quarter 2012; and iii) a Ps.270.6 million change in share of loss of joint ventures and associates, net. These unfavorable variances were offset by a Ps.372.0 million increase in other income, net.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2013 and 2012, for each of our business segments. Consolidated results for 2013 and 2012 are presented in millions of Mexican pesos.

Net Sales	1Q’13%		1Q’12%		Change %
Content	6,348.1	40.1	6,470.1	41.9	(1.9)
Publishing	666.5	4.2	695.6	4.5	(4.2)
Sky	3,826.8	24.2	3,386.7	21.9	13.0
Cable and Telecom	3,976.5	25.2	3,771.1	24.4	5.4
Other Businesses	995.1	6.3	1,117.0	7.3	(10.9)
Segment Net Sales	15,813.0	100.0	15,440.5	100.0	2.4
Intersegment Operations1	(293.5)		(283.9)		(3.4)
Net Sales	15,519.5		15,156.6		2.4

Operating Segment Income2	1Q’13	Margin %	1Q’12	Margin %	Change %
Content	2,378.6	37.5	2,597.6	40.1	(8.4)
Publishing	1.5	0.2	33.4	4.8	(95.5)
Sky	1,768.5	46.2	1,571.8	46.4	12.5
Cable and Telecom	1,417.9	35.7	1,330.5	35.3	6.6
Other Businesses	109.4	11.0	105.8	9.5	3.4
Operating Segment Income	5,675.9	35.9	5,639.1	36.5	0.7
Corporate Expenses	(261.0)	(1.7)	(287.1)	(1.9)	9.1
Depreciation and Amortization	(2,358.9)	(15.2)	(2,030.3)	(13.4)	(16.2)
Other Income (expense), net	334.3	2.2	(37.7)	(0.2)	N/A
Operating Income	3,390.3	21.8	3,284.0	21.7	3.2

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.

Content	First-quarter sales decreased 1.9% to Ps.6,348.1 million compared with Ps.6,470.1 million in first-quarter 2012.
	Millions of Mexican pesos	1Q’13%		1Q’12%		Change %
	Advertising	4,207.7	66.3	4,533.1	70.1	(7.2)
	Network Subscription Revenue	870.9	13.7	742.7	11.5	17.3
	Licensing and Syndication	1,269.5	20.0	1,194.3	18.4	6.3
	Net Sales	6,348.1	100.0	6,470.1	100.0	(1.9)

Advertising revenue decreased by 7.2%. First-quarter 2013 results are not directly comparable to those in first-quarter 2012 primarily as a result of the fact that Easter week, which is a period of soft advertising sales, took place during second-quarter 2012, whereas in 2013 it took place in the first-quarter. Also, advertising sales to local and federal government entities were very weak.

Nevertheless, in spite of the challenging comparison, our advertising business experienced revenue growth with certain key categories, including personal care, automotive, beverages, and other non-durable consumer goods categories.

First-quarter Network Subscription Revenue increased by 17.3% to Ps.870.9 million compared with Ps.742.7 million in first-quarter 2012. The growth was driven mainly by the sustained addition of pay-TV subscribers, mostly in Mexico. During the quarter, Televisa continued to produce and transmit many of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies.

First-quarter Licensing and Syndication revenue increased by 6.3% to Ps.1,269.5 million compared with Ps.1,194.3 million in first-quarter 2012. The increase is explained mainly by i) an increase of 7.2% in royalties from Univision, to US$57.3 million in first-quarter 2013 from US$53.5 million in first-quarter 2012; ii) an increase in sales to the rest of the world; and iii) an increase in revenues from the coproduction of programming around the world.

First-quarter operating segment income decreased 8.4% to Ps.2,378.6 million compared with Ps.2,597.6 million in first-quarter 2012. The margin was 37.5%. The decrease is explained by lower advertising revenues. This effect was partially offset by lower amortization costs of feature films and TV series.

Publishing
First-quarter sales decreased 4.2% to Ps.666.5 million compared with Ps.695.6 million in first-quarter 2012. The decrease is explained by lower advertising revenues in Mexico and a negative translation effect on foreign-currency-denominated sales. These negative effects were partially offset by higher circulation revenue in Mexico and abroad. Sales outside Mexico represented 63.6% of the segment compared with 62.3% in the same quarter of 2012.

First-quarter operating segment income decreased 95.5% to Ps.1.5 million compared with Ps.33.4 million in first-quarter 2012, and the margin was 0.2%. This decrease reflects lower sales and higher personnel costs and marketing expenses, partially offset by lower paper, printing and editing costs and a positive translation effect on foreign-currency-denominated costs and expenses.

Sky
First-quarter sales increased by 13.0% to Ps.3,826.8 million compared with Ps.3,386.7 million in first-quarter 2012. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings. The number of net active subscribers increased by 259,567 during the quarter to 5,413,012 as of March 31, 2013, compared with 4,283,605 as of March 31, 2012. Sky ended the quarter with 191,481 subscribers in Central America and the Dominican Republic.

First-quarter operating segment income increased 12.5% to Ps.1,768.5 million compared with Ps.1,571.8 million in first-quarter 2012, and the margin was 46.2%. These results reflect an increase in sales that was partially offset by higher costs and expenses inherent to the growth in the subscriber base, mainly in the low-cost packages.

Cable and Telecom
First-quarter sales increased 5.4% to Ps.3,976.5 million compared with Ps.3,771.1 million in first-quarter 2012. Excluding Bestel, first-quarter sales in the aggregate for the three cable companies increased 10.0%. Voice and data revenue generating units, or RGUs, continue to be the main drivers of growth, growing 14.8% and 21.4% compared with first-quarter 2012, respectively, and video RGUs grew 6.6%. Bestel revenues decreased 12.5% compared with first-quarter 2012 as a result of lower long distance and managed services sales.

	The following table sets forth the breakdown of subscribers for each of our three cable subsidiaries as of March 31, 2013.

1Q’13	Cablevisión	Cablemás	TVI	Total
Video	802,552	1,159,294	402,413	2,364,259
Broadband	542,425	602,128	240,132	1,384,685
Voice	337,562	313,461	133,859	784,882
RGUs	1,682,539	2,074,883	776,404	4,533,826

First-quarter operating segment income increased 6.6% to Ps.1,417.9 million compared with Ps.1,330.5 million in first-quarter 2012, and the margin increased to 35.7%. Excluding Bestel, first-quarter operating segment income increased 9.3%, and the margin reached 38.2%. These results reflect continued growth in the customer base of cable platforms that was partially offset by higher personnel, marketing, technical support, and leasing costs.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,326.3	1,444.9	639.5	672.0
Operating Segment Income(1)	525.6	503.6	274.9	177.3
Margin	39.6%	34.9%	43.0%	26.4%

(1) These results do not include consolidation adjustments of Ps.106.2 million in revenues nor Ps.63.5 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
First-quarter sales decreased 10.9% to Ps.995.1 million compared with Ps.1,117.0 million in first-quarter 2012. This decrease is explained mainly by i) a decrease in the revenues of our soccer business due to the sale of Club San Luis in 2012; and ii) a decrease in the revenues of our publishing distribution business due to the termination of our Chile operation in April, 2012.

First-quarter operating segment income increased 3.4% to Ps.109.4 million compared with Ps.105.8 million in first-quarter 2012, mainly reflecting higher profitability in the soccer, gaming, and feature-film distribution business.

Corporate Expenses

Share-based compensation expense in first-quarter 2013 and 2012 amounted to Ps.123.2 million and Ps.159.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income (Expense), net

Other income, net, increased by Ps.372.0 million to Ps.334.3 million in first-quarter 2013, compared with other expense, net, of Ps.37.7 million in first-quarter 2012. During the quarter, we received US$30 million from Univision related to the release of certain carriage rights with DirecTV held by us in the United States.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense or (income), net, stated in millions of Mexican pesos for the quarters ended March 31, 2013 and 2012.

	1Q’13	1Q’12	Increase (decrease)
Interest expense	1,104.5	1,084.5	20.0
Interest income	(301.9)	(283.9)	(18.0)
Foreign exchange gain, net	(47.3)	(342.0)	294.7
Other finance expense, net	84.2	117.6	(33.4)
Finance expense, net	839.5	576.2	263.3

The finance expense, net, increased by Ps.263.3 million, or 45.7%, to Ps.839.5 million for first-quarter 2013 from Ps.576.2 million for first-quarter 2012. This increase reflected primarily i) a Ps.294.7 million decrease in foreign exchange gain resulting primarily from the favorable effect of a 4.0% appreciation of the Mexican peso against the US dollar on our average net unhedged US dollar liability position in first-quarter 2013 compared with a 8.4% appreciation in first-quarter 2012; and ii) a Ps.20.0 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in first-quarter 2013. These unfavorable variances were partially offset by i) a Ps.18.0 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents in first-quarter 2013; and ii) a Ps.33.4 million decrease in other finance expense, net, resulting primarily from a lower loss in derivative financial instruments.

Share of Loss or Income of Joint Ventures and Associates, net

Share of loss of joint ventures and associates, net, increased by Ps.270.6 million to Ps.261.5 million in first-quarter 2013 from a share of income of joint ventures and associates, net, of Ps.9.1 million in first-quarter 2012. This increase reflected mainly our share of loss of GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the parent company of Iusacell, in the amount of Ps. 217.7 million.

Income Taxes

Income taxes decreased by Ps.6.1 million to Ps.756.1 million in first-quarter 2013 compared with Ps.762.2 million in first-quarter 2012. This decrease reflected primarily a lower income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.14.7 million, or 3.3%, to Ps.463.5 million in first-quarter 2013, compared with Ps.448.8 million in first-quarter 2012. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable and Telecom segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Sky segment.

Other Relevant Information

Capital Expenditures and Investments

During first-quarter 2013, we invested approximately US$177.7 million in property, plant and equipment as capital expenditures, compared with approximately US$156.1 million during first-quarter 2012. These capital expenditures include approximately US$95.3 million for our Cable and Telecom segment, US$72.0 million for our Sky segment, and US$10.4 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during first-quarter  2013 included approximately US$14.5 million for Cablevisión, US$58.1  million for Cablemás, US$18.5 million for TVI, and US$4.2 million for Bestel.

In February 2013, we made a capital contribution in connection with our 50% joint interest in GSF in the amount of Ps.260.0 million.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of March 31, 2013 and December 31, 2012. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2013	Dec 31, 2012	Increase (decrease)
Short-term debt and current portion of long-term debt	419.8	375.0	44.8
Long-term debt, net of finance costs of Ps.782.0 and Ps.798.0 as of March 31, 2013 and December 31, 2012, respectively	51,546.1	52,616.4	(1,070.3)
Total debt	51,965.9	52,991.4	(1,025.5)

Current portion of finance lease obligations	447.1	439.2	7.9

Long-term finance lease obligations	4,311.1	4,531.9	(220.8)

Total finance lease obligations	4,758.2	4,971.1	(212.9)

As of March 31, 2013, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.24,487.4 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of March 31, 2013, amounted to Ps.3,625.4 million.

Ordinary Dividend

On April 2, 2013, at a general stockholders’ meeting, our stockholders approved the payment of an ordinary dividend for an aggregate amount of up to Ps.1,084.2 million, equivalent to Ps.0.35 per CPO, which will be paid in cash in May 2013.

Shares Outstanding

As of March 31, 2013 and December 31, 2012, our shares outstanding amounted to 333,462.8 million and 333,897.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,850.1 million and 2,853.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2013 and December 31, 2012, the GDS (Global Depositary Shares) equivalents outstanding amounted to 570.0 million and 570.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Telecom and Antitrust Bill

In March 2013, the President of Mexico jointly with representatives of the main political parties submitted the Telecom and Antitrust Bill (the “Bill”). As of the date of this release, the Bill is under review by the House of Representatives. This will be followed by a review by the State legislatures of Mexico. Once approved by the majority of the legislatures and published by the President, the Bill will become effective. Congress will have to pass implementing legislation to detail most aspects of the Bill within 180 calendar days following its effectiveness, although some provisions of the Bill will become effective upon its promulgation and/or without the need of such implementing legislation.

The Telecom and Antitrust Bill presents Televisa with certain challenges and opportunities. We will have a better understanding of the impact of the Bill once it becomes effective and the implementing legislation is known. In the meantime, Televisa will continue to invest in the production of best-in-class content, as it has for over 60 years, and will continue to actively seek opportunities to consolidate the cable and telecommunications industries in Mexico.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2438 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2013 AND DECEMBER 31,2012
(Millions of Mexican Pesos)

	March 31,		December 31,
	2013		2012
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	18,506.9	Ps.	19,063.3
Temporary investments		5,346.2		5,317.3
Trade notes and accounts receivable, net		14,720.6		18,982.3
Other accounts and notes receivable, net		3,152.1		2,475.5
Derivative financial instruments		0.9		2.4
Due from affiliated companies		1,109.0		1,436.9
Transmission rights and programming		4,849.1		4,462.3
Inventories, net		1,569.8		1,508.6
Other current assets		2,161.5		1,389.1
Total current assets		51,416.1		54,637.7

Non-current assets:
Accounts receivable		331.8		334.8
Derivative financial instruments		5.8		12.6
Transmission rights and programming		7,960.1		6,435.6
Investments in financial instruments		20,395.1		20,867.6
Investments in joint ventures and associates		22,099.2		22,111.3
Property, plant and equipment, net		48,234.9		48,363.2
Intangible assets, net		11,205.7		11,126.8
Deferred income taxes		2,535.5		1,073.9
Other assets		97.1		102.6
Total non-current assets		112,865.2		110,428.4
Total assets	Ps.	164,281.3	Ps.	165,066.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2013 AND DECEMBER 31, 2012
(Millions of Mexican Pesos)

	March 31,		December 31,
	2013		2012
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	419.8	Ps.	375.0
Current portion of finance lease obligations		447.1		439.2
Trade accounts payable		8,954.0		8,594.1
Customer deposits and advances		18,948.8		21,215.9
Income taxes payable		339.4		512.6
Other tax payable		784.2		843.2
Accrued interest		774.4		741.8
Employee benefits		385.8		301.8
Derivative financial instruments		2.8		1.2
Due to affiliated companies		72.8		27.5
Other accrued liabilities		3,305.2		3,193.3
Total current liabilities		34,434.3		36,245.6
Non-current liabilities:
Long-term debt, net of current portion		51,546.1		52,616.4
Finance lease obligations, net of current portion		4,311.1		4,531.9
Derivative financial instruments		410.5		351.6
Customer deposits and advances		769.3		769.3
Other long-term liabilities		2,666.5		1,977.9
Post-employment benefits		171.2		38.8
Total non-current liabilities		59,874.7		60,285.9
Total liabilities		94,309.0		96,531.5

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		48,881.3		40,173.8
Net income for the period		1,069.7		8,760.6
		52,090.0		51,073.4
Accumulated other comprehensive income, net		1,707.0		1,805.9
Shares repurchased		(13,029.7)		(13,103.2)
		40,767.3		39,776.1
Equity attributable to stockholders of the Company		61,635.2		60,644.0
Non-controlling interests		8,337.1		7,890.6
Total equity		69,972.3		68,534.6
Total liabilities and equity	Ps.	164,281.3	Ps.	165,066.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(Millions of Mexican Pesos)

	Three months ended March 31,
	2013		2012
	(Unaudited)		(Unaudited)

Net sales	Ps.	15,519.5	Ps.	15,156.6

Cost of sales		8,988.2		8,668.5

Selling expenses		1,572.7		1,381.4

Administrative expense		1,902.6		1,785.0
Income before other income (expense)		3,056.0		3,321.7
Other income (expense), net		334.3		(37.7)
Operating income		3,390.3		3,284.0
Finance expense		(1,188.7)		(1,202.1)
Finance income		349.2		625.9
Total finance expense, net		(839.5)		(576.2)
Share of (loss) income of joint ventures
and associates, net		(261.5)		9.1
Income before income taxes		2,289.3		2,716.9
Income taxes		756.1		762.2
Net income	Ps.	1,533.2	Ps.	1,954.7

Net income attributable to:
Stockholders of the Company	Ps.	1,069.7	Ps.	1,505.9
Non-controlling interests		463.5		448.8
Net income	Ps.	1,533.2	Ps.	1,954.7
Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.38	Ps.	0.53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 26, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel